UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at November 25, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: November 25, 2008

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL REVAMPS ITS BOARD OF DIRECTORS

November 25, 2008 Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces changes to its Board of Directors, resulting in a more independent and balanced board.

These positive changes have been implemented as a result of a recent board review of the Company's operations in light of volatile capital market conditions and investor perceptions of listed diamond entities. The changes also reflect alignment with Rockwell's black economic empowerment partner and its largest shareholder, Pala Investments.

The changes, effective as of November 21, 2008, include the following:

•          After playing key roles in the advancement of Rockwell, Mr Pat Bartlett, Mr Rene G. Carrier, Mr Scott Cousens, and Mr Douglas Silver have resigned from the Board;
•         Mr Sandile Zungu, a mechanical engineer with an MBA and a founding member of Zungu Investments Company (Proprietary) Limited ("Zico") , a diversified investment company which is the majority shareholder of Rockwell's empowerment partner Africa Vanguard Resources ("AVR"), has joined the Board as an independent director;
•         Mr Terry Janes, a geological engineer who was involved in the establishment of Canada's Ekati diamond mine and managed BHP Billiton's diamond marketing operations in Antwerp has joined the board as an independent director;
•         Mr Bill Fisher, a geologist with alluvial diamond mining experience in Africa and Brazil, and broad experience in the management of Canadian publicly listed companies has joined the board as an independent director;
•         Mr Greg Radke, a lawyer with 15 years experience in international finance has joined the board as an independent director; and
•         Mr David Copeland, Dr Mark Bristow, and Dr John Bristow will all continue to serve as directors.

President and CEO John Bristow said, "These changes create a strong balance of independence, as well as operational, diamond market, and corporate experience, on the Board, which will benefit the Company in the currently harsh global financial environment. At the same time, the Company welcomes representation from its empowerment partner to the Board and looks forward to strengthening its South African footprint with the assistance of AVR. I would like to thank the retiring members of the Board for their important hard work, support and contributions towards the growth of the Company."

New Directors

Sandile Zungu is founder, Chairman and majority shareholder of Zico, a broad-based black empowerment company. Mr Zungu spent six years in engineering and production at Richards Bay Minerals, Engen Refinery, National Sorghum Breweries and South African Breweries. He subsequently joined the corporate finance division of African Merchant Bank, following which he played a key role in the formation of Sarhwu Investment Holdings growing it from a zero asset base to more than R400 million in the net asset value. Thereafter he assumed the role of Executive Director for Strategy and Empowerment at New Africa Investments Limited. He created Zico in 2002, a broad based and diversified industrial holding organization with interests in financial services, media, health care, and resources, the latter being held in AVR. AVR is Rockwell's empowerment partner and holds 26% of the prospecting and mining rights held in South Africa, with Rockwell holding the remaining 74%. Sandile completed a mechanical engineering degree at the University of Cape Town and an MBA at the Graduate School of Business, University of Cape Town.

Terry Janes has worked for 35 years in the mining industry, the last 30 with BHP Billiton and its predecessor companies. In 1993 he became involved in the evaluation and subsequent development of the Ekati Diamond Mine in the Northwest Territories, Canada. He was responsible for the completion of the Environmental Impact Statement and the project Feasibility Study. In 1997 he moved to Antwerp, Belgium to establish and manage BHP Billiton's diamond marketing office through which the rough diamond sales were conducted. In 2000, he was appointed Vice President Marketing, Diamonds and subsequently, Marketing Director, Diamonds. Mr. Janes was responsible for the establishment of a multi-channel marketing model designed to optimize pricing and create value-added opportunities which also included the selling of branded polished diamonds. Mr. Janes holds B.A.Sc. and M.A.Sc. degrees in geological engineering from the University of Toronto.

William (Bill) Fisher, a British geologist, spent much of his early career in diamond exploration and mining in Africa. He was a mine production geologist in Angola for de Beers, and also in Guinea, West Africa for AREDOR where he was responsible for mine control of alluvial, colluvial and open pit kimberlite operations. He was also Mine Manager of a small alluvial gold mine in northern Queensland, Australia and as CEO of Ambrex Mining, he established a diamond pilot plant in Minas Gerais, Brazil. Mr. Fisher moved to Canada in 1993 as a diamond expert. He subsequently became Vice President of Exploration for Boliden, and then CEO of GlobeStar Mining Corporation. He has been Chairman and Director of a number of publically listed Canadian companies, including Treasury Metals, and currently serves as director of PC Gold as well as CEO of Karmin Exploration. Mr. Fisher holds a Bachelor of Science degree in Geology from Kingston University, London UK and is a practicing Professional Geologist.

Gregory Radke has worked for more than 15 years in international finance, including extensive experience with both private and public companies in diverse capital markets such as New York, London, Singapore, Hong Kong and Tokyo. He is currently General Counsel for Pala Investments AG, the exclusive advisor to Pala Investments Holdings Limited, a multi-strategy investment fund with a focus on mining and natural resources. Mr. Radke received his J.D. from Columbia University and his B.A., magna cum laude, from Harvard University.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.